Exhibit 99.1

30 January 2023

ABCAM PLC

Trading Update

Cambridge, UK: Abcam plc (“Abcam”, “Company”, “Group”) (Nasdaq: ABCM), a global leader in the supply of life science research tools, today provides the following preliminary trading update for the year ending 31 December 2022.

Abcam concluded the third year of its five-year growth plan by further building capabilities to drive long term and profitable growth. Investment in innovation brought thousands of new products to the market during the period. New and existing partnerships can enable Abcam’s reach into potential clinical applications, thereby accelerating the impact of discovery tools on society. The Company completed major business transformation projects including opening a Singapore business hub, full integration of BioVision, installing a new order to cash ERP system and completing the transition of all the trading of its shares from AIM to Nasdaq.

The overall demand environment in the second half supported double digit revenue growth over prior year; however, two factors impacted revenue growth1. First, the implementation of the new ERP system disrupted revenue in September and October. Financial performance improved as the Company exited FY22. Second, China revenues were impacted by COVID-19 controls and outbreaks.

Revenue	FY2022
Total reported revenues	~£360 million

In-house product sales mix and moderating operating expense enabled adjusted operating profit margin expansion as compared to FY21.

The Company will release full results for the second half and full year 2022 on 20 March 2023.

FY2023 GUIDANCE

The Company anticipates 15% to 20% constant exchange rate revenue growth from FY22’s total reported revenues of approximately £360 million. In addition, the Company expects continued expansion of adjusted operating profit margin.

FY2024 GOAL

The Company is reiterating its 2024 revenue goals of £450m-£525m with adjusted operating profit margins of greater than 30%.

Alan Hirzel, CEO of Abcam commented:

“2022 was a pivotal year in the Company’s evolution. We accelerated our innovation rates, strengthened our clinical partnerships, implemented new once in a generation ERP technology, and transitioned the company’s shares entirely to Nasdaq. We expect to serve our customers as normal in 2023 and continue to be well positioned to achieve our 2024 goals.”

Abcam plc

+1 617-577-4205

Tommy Thomas, CPA – Vice President, Investor Relations

Note:

This trading update is based upon unaudited management accounts and has been prepared solely to provide additional information on trading to the shareholders of Abcam plc. All figures are provisional and subject to further review. It should not be relied on by any other party for other purposes.

[1]	Estimated revenue impacts: ERP (ex. China) £15-£20M & China £10-£12M

About Abcam plc

As an innovator in reagents and tools, Abcam’s purpose is to serve life science researchers globally to achieve their mission faster. Providing the research and clinical communities with tools and scientific support, the Company offers highly validated antibodies, assays and other research tools to address important targets in critical biological pathways.

Already a pioneer in data sharing and ecommerce in the life sciences, Abcam’s ambition is to be the most influential company in life sciences by helping advance global understanding of biology and causes of disease, which, in turn, will drive new treatments and improved health.

Abcam’s worldwide customer base of approximately 750,000 life science researchers’ uses Abcam’s antibodies, reagents, biomarkers and assays. By actively listening to and collaborating with these researchers, the Company continuously advances its portfolio to address their needs. A transparent program of customer reviews and datasheets, combined with industry-leading validation initiatives, gives researchers increased confidence in their results.

Founded in 1998 and headquartered in Cambridge, UK, the Company has served customers in more than 130 countries. Abcam’s American Depositary Shares (ADSs) trade on the Nasdaq Global Select Market (Nasdaq: ABCM).

For more information, please visit www.abcam.com or www.abcamplc.com

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this announcement that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding Abcam’s portfolio and ambitions, and our future results of operations and financial position such as our guidance for FY2023 and performance goals for FY2024 are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: potential changes from unaudited management accounts, which are provisional and subject to review, to our audited financial statements; regional or global health pandemic, including the novel coronavirus (“COVID-19”), which has adversely affected elements of our business, and could severely affect our business, including due to impacts on our operations and supply chains; challenges in implementing our strategies for revenue growth in light of competitive challenges; developing new or enhancing existing products, adapting to significant technological change and responding to the introduction of new products by competitors to remain competitive; failing to successfully identify or integrate acquired businesses or assets into our operations or fully recognize the anticipated benefits of such businesses or assets; risks that our customers discontinue or spend less on research, development, production or other scientific endeavors with us; failing to successfully use, access and maintain information systems and implement new systems to handle our changing needs; cyber security risks and any failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions; failing to successfully manage our current and potential future growth; failing to successfully increase access to the U.S. capital markets, which we anticipated would provide greater liquidity potential than AIM; any significant interruptions in our operations; risks that our products fail to satisfy applicable quality criteria, specifications and performance standards; failing to maintain our brand and reputation; our dependence upon management and highly skilled employees and risks that we are unable to attract and retain these highly skilled employees; and the other important factors discussed under the caption “Risk Factors” in Abcam’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on 14 March 2022, as amended, which is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in Abcam’s subsequent filings with the SEC. Any forward-looking statements contained in this announcement speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Abcam disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Use of Non-IFRS Financial Measures

To supplement our unaudited financial results prepared in accordance with International Financial Reporting Standards (“IFRS”) we present adjusted operating profit, adjusted operating profit margin, and constant exchange rate revenue, which are financial measures not prepared in accordance with IFRS. We believe that these measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key measures used by management in its financial and operational decision making. These non-IFRS financial measures are supplemental in nature as they include and/or exclude certain items not included and/or excluded in the most directly comparable IFRS financial measures and should not be considered in isolation or as a substitute for financial measures prepared in accordance with IFRS. Further, other companies may calculate these non-IFRS financial measures differently than we do, which may limit the usefulness of those measures for comparative purposes.

Management believes that the presentation of (a) adjusted operating profit and adjusted operating profit margin provide useful information to investors and others as management regularly reviews these measures as important indicators of our operating performance and makes decisions based on them, and (b) constant exchange rate revenue provides useful information to investors and others as management regularly reviews this measure to identify period-on-period or year-on-year performance of the business and makes decisions based on it.

We define adjusted operating profit as profit for the period / year before taking account of finance income, finance costs, tax, exceptional items, share-based payments, and amortization of acquisition intangibles. Exceptional items consist of certain cash and non-cash items that we believe are not reflective of the normal course of our business. We identify and determine items to be exceptional based on their nature and incidence or by their significance. As a result, the composition of exceptional items may vary from period to period / year to year.

We define adjusted operating profit margin as adjusted operating profit calculated as a percentage of revenue.

We define constant exchange rate revenue growth as our total revenue growth from one fiscal period / year to the next on a constant exchange rate basis.

Management is unable to present quantitative reconciliations of adjusted operating profit, adjusted operating profit margin, and constant exchange rate revenue to their respective most directly comparable IFRS financial measures of operating profit, operating profit margin and reported revenues on a forward-looking basis, because items that impact these IFRS financial measures are not within our control and/or cannot be reasonably predicted. Such information may have a significant, and potentially unpredictable, impact on our future financial results.